SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 6, 2018

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips to expand its Image-Guided Therapy portfolio with the acquisition of EPD Solutions”, dated June 5, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 6th day of June, 2018.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(Chief Legal Officer)

Press Information

June 5, 2018

Philips to expand its Image-Guided Therapy portfolio with the acquisition of EPD Solutions

Amsterdam, the Netherlands - Royal Philips (NYSE: PHG; AEX: PHIA), a global leader in health technology, today announced that it has signed an agreement to acquire EPD Solutions, an innovator in image-guided procedures for cardiac arrhythmias (heart rhythm disorders). EPD’s cardiac imaging and navigation system [1] helps electrophysiologists navigate the heart by generating a detailed 3D image of the cardiac anatomy, while also pinpointing the location and orientation of catheters during the diagnostic and therapeutic procedures for cardiac arrhythmias. This breakthrough technology has the potential to simplify navigation and treatment, immediately assess the treatment result and ultimately enhance procedure efficacy.

The acquisition will complement Philips’ portfolio of interventional imaging systems, smart catheters, planning and navigation software, and services, and will allow the company to introduce new solutions in the EUR 2+ billion market [2] for image-guided treatment of cardiac arrhythmias, which is growing at a double-digit rate. Philips will acquire EPD for an upfront cash consideration of EUR 250 million and deferred, milestone dependent payments. In connection with these contingent payments, the company expects to recognize a provision of approximately EUR 210 million [3] upon completion of the transaction. The transaction, which is subject to customary closing conditions, is expected to be completed in July, 2018.

“EPD’s breakthrough innovation provides detailed 3D anatomical information of the heart during cardiac arrhythmia ablation procedures that is unique in the industry,” said Frans van Houten, CEO of Royal Philips. “The technology has the potential to address the key unmet need of real-time therapy assessment, which is one of the more significant limitations of the current standard of care. This acquisition will strengthen our ability to improve the lives of arrhythmia patients, and is entirely consistent with our strategic plan to broaden our image-guided therapy solutions portfolio and drive long-term profitable growth for Philips.”

“I am very pleased that Philips will become the home for our innovation, our business and our people,” said Professor Shlomo Ben-Haim, Founder and Chairman of EPD Solutions. “Philips’ expertise and leadership in interventional imaging and navigation is an excellent strategic fit with EPD. I am convinced that as part of Philips, we will be able to grow EPD and help many electrophysiologists and patients worldwide, as we aim to reduce procedure costs, simplify navigation and treatment, and ultimately improve procedure efficacy.”

June, 2018 Page: 2

The combination of Philips’ interventional imaging systems, such as Azurion, and EPD’s cardiac imaging and navigation system provides the maps and data used by electrophysiologists to guide various catheters to locate and treat cardiac arrhythmias. EPD’s system, which obtained CE marking in February, 2018, is based on proprietary software algorithms and single-use electromagnetic sensors, used in conjunction with standard electrophysiology catheters. The system has been installed at several leading hospitals across Europe. The premarket notification (510(k)) for the system for imaging and navigation during arrhythmia ablation procedures is currently under review by the US FDA.

Upon completion of the transaction, EPD and its employees will become part of Philips’ Image-Guided Therapy business. Professor Shlomo Ben-Haim, who has a proven track record in building successful medical device businesses, will continue to support Philips to build a new business based on this acquisition.

[1]	EPD’s cardiac imaging and navigation system is not available for sale in the US.
[2]	Addressable market for Philips. Following the acquisition of EPD, Philips’ total addressable Image-Guided Therapy market is EUR 8+ billion.
[3]	Estimated fair value of the contingent payments.

For further information, please contact:

Steve Klink

Philips Group Press Office

Tel.: +31 6 1088 8824

E-mail: steve.klink@philips.com

Ksenija Gonciarenko

Philips Investor Relations

Tel.: +31 20 5977055

E-mail: ksenija.gonciarenko@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2017 sales of EUR 17.8 billion and employs approximately 74,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

June, 2018 Page: 3

About EPD Solutions

EPD Solutions (EPD), a member of the Hobart Group companies, is dedicated to improving the efficacy and efficiency of minimally invasive catheter-based procedures performed to treat cardiac arrhythmias. For more information, please visit www.epd-medical.com.

About the Hobart Group

Founded by Professor Shlomo Ben-Haim, the Hobart Group accelerates ideas and develops and commercializes medical technologies, targeting top healthcare markets with significant unmet needs. Its growing portfolio of companies covers the fields of cardiology, diabetes, oncology, neurology and rehabilitation. Together, Hobart Group companies employ over 200 scientists, engineers, regulatory and business experts across four continents, benefitting from the group’s financial strength, clinical expertise and extensive international market knowledge across Europe, the US and Asia. For more information, please visit www.hobart-group.com.

Forward-looking statements

This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.